UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

85b Park Drive

Milton Park, Abingdon

Oxfordshire OX14 4RY

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Collaboration and License Agreement

On October 4, 2016, Summit Therapeutics plc (the “Company”) announced its entry into an exclusive Collaboration and License Agreement (the “Collaboration Agreement”) with Sarepta Therapeutics Inc. (“Sarepta”), pursuant to which the Company granted Sarepta the exclusive right to commercialize products in the Company’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States (the “Licensed Territory”). Such products include the Company’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy (“DMD”) and its second generation and future generation small molecule utrophin modulators (collectively, the “Licensed Products”). The Company also granted Sarepta an option to expand the Licensed Territory to include Latin America. The Company retains commercialization rights in the rest of the world.

Financial. Under the terms of the Collaboration Agreement, the Company is entitled to receive an upfront payment of $40.0 million from Sarepta within 10 days of entry into the Collaboration Agreement. In addition, the Company will be eligible to receive up to $42.0 million from Sarepta in specified development milestones for ezutromid, including a $22.0 million milestone, payable on or after April 1, 2017, following the first dosing of the last patient in the Company’s ongoing Phase 2 clinical trial of ezutromid, which is referred to as PhaseOut DMD, and up to $150.0 million from Sarepta in specified regulatory milestones related to ezutromid in the Licensed Territory. The Company will also be eligible to receive up to $65.0 million in specified development milestones and up to $225.0 million in specified regulatory milestones from Sarepta for its second generation and future generation small molecule utrophin modulators in the Licensed Territory. In addition, the Company will also be eligible to receive up to $330.0 million from Sarepta in specified sales milestones on a product-by-product basis, as well as tiered, escalating royalties ranging from a low to high teens percentage of net sales on a product-by-product basis in the Licensed Territory. The royalties are subject to potential reductions, including for a specified portion of royalty payments that Sarepta may become required to pay under any third-party license agreements, subject to a maximum royalty reduction.

Research and Development. Under the Collaboration Agreement, the Company and Sarepta have agreed to collaborate on the research and development of the Licensed Products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each of the Company and Sarepta. Sarepta has the final decision making authority with respect to commercialization decisions of the Licensed Products in the Licensed Territory. If the joint steering committee elects not to pursue development of a second generation (or future generation) small molecule utrophin modulator candidate, then the Company may engage, under certain circumstances, in the development of such candidate for commercialization outside of the Licensed Territory and outside of the Collaboration Agreement, subject to Sarepta’s option, exercisable at Sarepta’s discretion and only available to Sarepta under certain specified circumstances, to bring such candidate under the Collaboration Agreement.

Under the Collaboration Agreement, the Company will be solely responsible for all research and development costs for the Licensed Products until December 31, 2017. Thereafter, the Company will be responsible for 55.0% of the budgeted research and development costs related to the Licensed Products in the Licensed Territory, and Sarepta will be responsible for 45.0% of such costs. Any costs in excess of 110.0% of the budgeted amount are borne by the party that incurred such costs. The Company is also obligated to spend a specified minimum amount on the research and development of certain Licensed Products prior to the end of 2019.

Manufacture and Supply of Licensed Products. The Company has agreed to use commercially reasonable efforts to supply to Sarepta active pharmaceutical ingredient, finished drug product and placebo for Sarepta to conduct research, development and commercialization activities for the Licensed Products in accordance with the Collaboration Agreement. Sarepta also will have the right to establish back up and second source suppliers under certain circumstances.

Intellectual Property. Under the terms of the Collaboration Agreement, each party will own the entire right, title and interest in and to all know-how and patent rights first made or invented solely by the employees or consultants of such party in the course of the collaboration, and all such know-how and patent rights will be included in the licenses granted to the other party under the Collaboration Agreement. The parties will jointly own all rights, title and interests in and to all know-how and patent rights first made or invented jointly by employees or consultants of the parties in the course of the collaboration.

Latin America Option. Under the Collaboration Agreement, Sarepta has an exclusive option (the “Latin America Option”) to expand the Licensed Territory to include specified countries in South and Central America (the “Option Territory”). Sarepta may exercise the Latin America Option at any time prior to the date that is three months following the first receipt of regulatory approval for a Licensed Product in the United States or the European Union. Sarepta is required to pay the Company up to an aggregate of $17.0 million for the exercise of the Latin America Option and the achievement of certain regulatory milestones. If Sarepta exercises the Latin America Option, it will be solely responsible for all research, development and commercialization costs of the Licensed Products that are specific to the Option Territory. The Company will also be eligible to receive up to $82.5 million in specified sales milestones on a product-by-product basis in the Option Territory, as well as royalties at the same rates as elsewhere in the Licensed Territory.

Commercialization. Under the Collaboration Agreement, Sarepta will be solely responsible for all commercialization activities and associated costs, relating to Licensed Products in the Licensed Territories. Sarepta has agreed to use commercially reasonable efforts to commercialize Licensed Products in specified countries within the Licensed Territories and, if the Latin America Option is exercised, to use commercially reasonable efforts to commercialize Licensed Products in certain specified countries within the Option Territory.

Termination. Unless earlier terminated, the Collaboration Agreement will expire on a Licensed Product-by-Licensed Product and country-by-country basis upon the expiration of the royalty term in such country for such Licensed Product. The Collaboration Agreement may be terminated by Sarepta upon six months’ prior written notice in its entirety or on a Licensed Product-by-Licensed Product and country-by-country basis. Either party may, subject to a cure period, terminate the Collaboration Agreement in the event of the other party’s uncured material breach. Sarepta may also terminate the Collaboration Agreement under specified circumstances relating to the safety or regulatory approvability of ezutromid. Except with respect to a second generation (or future generation) small molecule utrophin modulator candidate that the joint steering committee elects not to pursue, as described above, during the term of the Collaboration Agreement the parties are prohibited from commercializing small molecule utrophin modulators anywhere in the world outside of the collaboration. Such exclusivity commitment may survive for one year following termination with respect to one party depending upon the circumstances of termination.

Standstill. The Collaboration Agreement also contains a standstill provision pursuant to which, among other things, each party has agreed that, for a period from the execution of the Collaboration Agreement until the date that regulatory approval is first received for a Licensed Product, subject to certain exceptions, or unless invited in writing by the other party to do so, neither party nor its respective affiliates will, directly or indirectly: (i) effect or seek, offer or propose to effect, or cause or participate in any acquisition of securities or assets of the other party; any tender or exchange offer, merger, consolidation or other business combination involving the other party; any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party; or any “solicitation” of “proxies” or consents to vote any voting securities of the other party, or in any way advise or, assist any other person in doing so; (ii) form, join or in any way participate in a “group” with respect to any securities of the other party; (iii) act in concert with any person in relation to voting securities of the other party; (iv) otherwise act to seek to control or influence the management, board of directors or policies of the other party; (v) take any action reasonably expected to force the other party to make a public announcement regarding any such matters; or (iv) enter into any agreements, discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing description of certain terms of the Collaboration Agreement does not purport to be complete and is qualified in its entirety by reference to the Collaboration Agreement that the Company intends to file as an exhibit to its annual report on Form 20-F for the period ending January 31, 2017. The press release announcing the Collaboration Agreement is attached hereto as Exhibit 99.1.

Cash Guidance

The Company believes that its existing cash and cash equivalents, and the receipt of a $40.0 million upfront payment in connection with its entry into the Collaboration Agreement and an anticipated $22.0 million payment for a near-term regulatory milestone under the Collaboration Agreement, will be sufficient to enable the Company to fund its operating expenses and capital expenditure requirements through December 31, 2018.

Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the collaboration with Sarepta, including any potential future payments thereunder, clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the sufficiency of the Company’s cash resources, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission including the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2016. Accordingly readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: October 4, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated October 4, 2016